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SECURITI 05036380
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.P. Stewart Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Trinity Hall, 43 Cedar Avenue,
(No. and Street)

Hamilton, Bermuda HM 12
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kachun Tam 441-295-8585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kachun Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.P. Stewart Securities Limited, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Principal

Title

25 February 2005

Notary Public

JONATHAN L EVANS
NOTARY PUBLIC
22 VICTORIA STREET
HAMILTON
BERMUDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


REVENUE BERMUDA
$5
REVENUE BERMUDA
$10

W.P. STEWART SECURITIES LIMITED

STATEMENT of FINANCIAL CONDITION

As of December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
W.P. Stewart Securities Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of W.P. Stewart Securities Limited (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2005

W.P. STEWART SECURITIES LIMITED

Statement of Financial Condition

December 31, 2004

ASSETS:

Cash and cash equivalents	$	5,516,375
Receivable from clearing broker		274,936
Software		677,789
Marketable investment (cost $12,400)		10,200
Other assets		249,461
	$	6,728,761

LIABILITIES and SHAREHOLDER'S EQUITY:

Liabilities:		
Accrued expenses and other liabilities	$	138,745
Payables to affiliates, net		135,776
		274,521
Shareholder's Equity:		
Common shares, $1.00 par value; 50,000 shares authorized, issued and outstanding		50,000
Additional paid-in-capital		650,000
Retained earnings		5,754,240
		6,454,240
	$	6,728,761

The accompanying notes are an integral part of this financial statement.

W.P. STEWART SECURITIES LIMITED

Notes to Statement of Financial Condition

1. Organization:

W.P. Stewart Securities Limited (the "Company") is a wholly owned subsidiary of W.P. Stewart & Co., Ltd. (the "Parent"). The Company was incorporated on January 2, 1996 under the laws of Bermuda by the Office of the Registrar of Companies. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934. In addition, the Company clears all transactions with and for customers of affiliates on a fully disclosed basis through a clearing broker.

2. Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the Company is U.S. dollars.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash on hand and money market funds. At December 31, 2004 all of the Company's cash and cash equivalents are held by a Bermuda based bank and is exposed to the credit risk resulting from this concentration of cash.

The Company, under Bermuda law, is not required to pay any taxes in Bermuda on either income or capital gains. The Company will be exempt from taxation until at least March 2016. Accordingly, no provision for taxes has been recorded.

3. Receivable From Clearing Broker:

The Company conducts business with a clearing broker on behalf of its customers subject to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. Under the clearing agreement, the Company has agreed to indemnify the clearing broker for non-performance by any customers introduced by the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liability with regard to this right. The

Company is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed. The amount recorded as receivable from clearing broker is considered to approximate the fair value, due to its short-term nature.

4. Software:

The Company follows the accounting guidance as specified in Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company capitalizes significant costs incurred in the development of software for internal use, including the costs of the software, materials, and consultants incurred in developing internal-use computer software once final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are charged to expense. The system for which the software was developed was placed in service and became operational on January 18, 2005. There was no software amortization expense incurred for the year ended December 31, 2004.

5. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 1/15 of aggregate indebtedness, as defined, or $100,000.

At December 31, 2004, the Company had net capital, as defined, of $5,402,748 that exceeded the required minimum net capital of $100,000 by $5,302,748. At December 31, 2004, aggregate indebtedness totaled $274,521. The ratio of aggregate indebtedness to net capital was .051 to 1.

6. Related Party Transaction:

The Company earns commissions on accounts that are managed under investment agreements by its Parent and other affiliates. Substantially all of the commission revenue earned by the Company, as well as allocated expenses, are deemed to be directly related to the Company's relationship with its Parent and other affiliates. These allocated expenses from the parent and affiliates are for certain administrative, accounting and personnel services, and other operating expenses, as determined by management. As of December 31, 2004, the Company has a net payable to affiliates of $135,776. The payable to affiliates is non-interest bearing and due on demand.